Exhibit 1.1

AMENDMENT NO. 1 TO EQUITY DISTRIBUTION AGREEMENT

August 4, 2020

Ladies and Gentlemen:

Fulgent Genetics, Inc. (the “Company”) and Piper Sandler & Co. (formerly known as Piper Jaffray & Co.) (the “Agent”) are parties to that certain Equity Distribution Agreement dated August 30, 2019 (the “Original Agreement”). All capitalized terms used but not defined in this Amendment No. 1 to the Original Agreement by and between the Company and the Agent (the “Amendment”) shall have the meanings ascribed to them in the Original Agreement.  The parties, intending to be legally bound, hereby amend the Original Agreement as follows:

1.Amendments to Equity Distribution Agreement.  The first sentence of the introductory paragraph of the Original Agreement is amended to read as follows:

“As further set forth in this agreement (this “Agreement”), Fulgent Genetics, Inc., a company organized under the laws of the State of Delaware (the “Company”), proposes to issue and sell from time to time through Piper Jaffray & Co. (the “Agent”), as sales agent, the Company’s common stock, par value $0.0001 per share (the “Common Stock”) having an aggregate offering price of up to $44.92 million (such shares of Common Stock to be sold pursuant to this Agreement, the “Shares”) on terms set forth herein.”

2.Terminology.  Upon the effectiveness of this Amendment, each reference in the Original Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Original Agreement as amended by this Amendment.

3.No Other Amendments.  Except as set forth in paragraphs 1 and 2 above, all terms and provisions of the Original Agreement shall continue in full force and effect.

4.Applicable Law.  This Amendment and any claim, controversy or dispute arising under or related to this Amendment will be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed within the State of New York.

5.Counterparts.  This Amendment may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.  Delivery of an executed Amendment by one party to the other may be made by facsimile, email or other electronic format (including, without limitation, “pdf”, “tif”, or “jpg”) and other electronic signatures (including, without limitation, DocuSign and AdobeSign).

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding among the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding amendment to the Original Agreement between the Company and the Agent.

Very truly yours,

FULGENT GENETICS, INC.

By:	/s/ Ming Hsieh
Name:	Ming Hsieh
Title:	Chairman, President and Chief Executive Officer

PIPER Sandler & CO.

By:	/ s/ Neil Riley
Name:	Neil Riley
Title:	Managing Director

[Signature page to Amendment No. 1 to Equity Distribution Agreement]